UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer – Counselor LLC

Legal status of issuer Form – Limited Liability Company

    Jurisdiction of Incorporation/Organization – Texas

    Date of organization - March 19, 2019

Physical address of issuer – 6512 Magenta Ln, Austin, TX 78739

Website of issuer - None at the time of offering.

Name of intermediary through which the Offering will be conducted – EquityDoor, LLC

CIK number of intermediary: 0001726368

SEC file number of intermediary: 007-00139

CRD number, if applicable, of intermediary: 296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

    Up to 4.00% of the amount raised, see details in offering memorandum.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Name of qualified third party "Escrow Agent" which the Offering will utilize:

North Capital Private Securities Corporation

Type of security offered: Membership Interests in Texas Limited Liability Company

Target number of Securities to be offered: 200

Price (or method for determining price): $1,650.00

Target offering amount: $330,000.00 maximum or $295,000 minimum

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount): $330,000.00

Deadline to reach the target offering amount: June 17, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

The jurisdictions in which the issuer intends to offer the Securities: Texas

May 3, 2019

FORM C

Up to $330,000.00

Counselor LLC

"Membership Interest"

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Counselor LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Interests in the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $295,000.00 and up to $330,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,650.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityDoor (the "Intermediary"). The use of proceeds and how the Intermediary will be compensated related to the purchase and sale of the Securities is detailed in the chart below.

Use of Proceeds	Percent of Proceeds Raised @ Target	Funds Raised @ Target	Percent of Proceeds Raised @ Minimum	Funds Raised @ Minimum
Total Raise	100%	$330,000	100%	$295,000
Property Payoff	58.48%	$193,000	65.42%	$193,000
Make Ready	1.52%	$5,000	1.69%	$5,000
Issuer Cash Out	32.57%	$107,493	25.38%	$74,878
Closing	2.73%	$9,015	2.72%	$8,036

CF Commission	4.00%	$13,192	4.00%	$11,787
Attorney	0.70%	$2,300	0.78%	$2,300
Issuer Ownership	10.30%		20.04%	
Crowd Ownership	89.70%		79.96%	

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.equitydoor.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 3, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act

(15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans,

objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year. Once posted, the annual report may be found on the Company's website at: www.equitydoor.com The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Counselor LLC (the "Company") is a Texas Limited Liability Company, formed on March 19, 2019. The Company is located at 6512 Magenta Ln, Austin, TX 78739. The Company does not have a website.

In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Counselor	3707 Counselor Dr, Austin TX 78749	Residential Single Family

The Offering

This summary is exclusively for the investment property located at 3707 COUNSELOR DR Austin Texas 78749 with current estimated market value of $335,000 and mortgage/debt (in total if more than lien exists) of $193,000. Issuer intends to liquidate (cash out) a maximum of 32.09% or a minimum of 22.35% of their current equity stake.

In exchange for funding, Issuer will share monthly rental income of $1,900.00 after monthly expenses have been deducted of $834.00. Issuer will also share annual appreciation gains estimated at 6.30% of the property value (based on contracted timeline) with a split of ownership that is 10.30% for the project issuer and 89.70% to the investors in the crowd who funded the project maximum raise. Minimum raise split shall be 20.04% for issuer and 79.96% to the crowd Investors.

This is offered in exchange for crowdfunding of $330,000.00 to fully cover the mortgage, cash out and associated expenses. With the maximum number of investors targeted at 200, the Minimum Raise Per Investor is $1,650.00. Minimum crowdfunding target is $295,000.00.

PAYBACK AND ROI OF PROPOSED PROJECT: With successful funding from the crowd and market conditions for rent, expenses and appreciation being properly estimated, the investment property has a 3-year net cash flow from rental proceeds of $38,391.00. The investment property has an estimated increase in value from appreciation of $67,388.00. This represents a total return of $76,272 or an ROI % on a maximum offering of 20.92%.

Use of Proceeds	Percent of Proceeds Raised @ Target	Funds Raised @ Target	Percent of Proceeds Raised @ Minimum	Funds Raised @ Minimum
Total Raise	100%	$330,000	100%	$295,000
Property Payoff	58.48%	$193,000	65.42%	$193,000
Make Ready	1.52%	$5,000	1.69%	$5,000
Issuer Cash Out	32.57%	$107,493	25.38%	$74,878
Closing	2.73%	$9,015	2.72%	$8,036
CF Commission	4.00%	$13,192	4.00%	$11,787
Attorney	0.70%	$2,300	0.78%	$2,300
Issuer Ownership	10.30%		20.04%	
Crowd Ownership	89.70%		79.96%	

Project Equity Sharing	
As-Is Property Value Today	335,000
Current Mortgage/Debt on Property	193,000
Owner's Current Equity Value	142,000
Owner's Current Percent of Equity	42.39%
Full Percent of Equity Owner Intends to Offer for CF	32.09%
Min Percent of Equity Owner Intends to Offer for CF	22.35%
Full Owner Cash out	107,493
Minimum Owner Cash out	74,878
Full Issuer's Remaining Equity %	10.30%
Full Crowd's Total Equity %	89.70%
Minimum Issuer's Remaining Equity %	20.04%
Minimum Crowd's Total Equity %	79.96%

Full Principal to Crowdfund	300,493
Minimum Principal to Crowdfund	267,878
Full Shared Expenses to Crowdfund	29,506
Minimum Shared Expenses to Crowdfund	27,123
Full Total Crowdfund Target	330,000
Minimum Total Crowdfund Target	295,000
Full Project Fund Issuer Hold value	34,507
Min Project Fund Issuer Hold value	67,122
Full Project Cost	364,506
Minimum Project Cost	362,123

Property Income	
Expected Monthly Rental Income	1,900
Total Monthly Expenses	834
Net Monthly Cashflow	1,066
Issuer Net	110
Crowd Net	957
Gross Annual Rent	22,800
Annual Expenses	10,003
Net Annual Cashflow	12,797
Issuer Net	1,318
Crowd Net	11,479
Yearly Cashflow ROI (Full Fund)	3.51%
3-Year Net Cashflow	38,391
3-Year Issuer Net	3,954
3-Year Crowd Net	34,437
3 Yr. cap rate on full funding (Net Cashflow/Project	10.53%

Cost)	
3 Yr. cap rate on min funding (Net Cashflow/Project Cost)	10.60%

Property Value Appreciation	
Local Annual Property Appreciation	6.30%
Year 1	
Issuer Value	36,681
Crowd Value	319,424
Total Property Value	356,105
Year 2	
Issuer Value	38,992
Crowd Value	339,548
Total Property Value	378,540
Year 3	
Issuer Value	41,448
Crowd Value	360,939
Total Property Value	402,388
Full 3-Year Property ROI - Full Funded	10.39%
Min 3-Year Property ROI - Minimum Funded	11.12%
Full 3-Year Total (Cash Flow + Appreciation - Cost)	76,272
Min 3-Year Total (Cash Flow + Appreciation - Cost)	78,656
Full 3-Year ROI (Cash Flow + Appreciation)	20.92%
Min 3-Year ROI (Cash Flow + Appreciation)	21.72%

Max Investors	200
Min Invest per Investor	$1,650
3 yr. Net Cash Flow	$38,391

Appreciation Increase	$67,388
Estimated $ ROI at Full Fund	$76,272
Estimated % ROI at Full Fund	20.92%
Estimated $ ROI at Min Fund	$78,656
Estimated % ROI at Min Fund	21.72%

Voting Rights: Please refer to the Company Agreement incorporated into the subscription packet.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Texas on March 19, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kelli Pesses and Philip Pesses, the Managers of the Company. The Company may enter into employment agreements with Kelli Pesses and Philip Pesses although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kelli Pesses and Philip Pesses or any Manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Kelli Pesses and Philip Pesses in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies

with respect to those individuals in the event of their death or disability. Therefore, if any of Kelli Pesses and Philip Pesses die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with potential growth while maintaining consistent quality of services across our operations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented

disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a recovery, we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

We are subject to risks that affect the general residential environment.

Our properties are in the competitive Austin, Texas residential estate market. This fact means that we are subject to factors that affect the residential real estate environment generally, including the level of rents charged, influx of available housing, consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies. These factors could adversely affect the financial condition of our tenants, potential tenants and the willingness of to lease the property.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.

Our properties generate revenue through rental payments made by one tenant occupying the

property. Upon the expiration of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any tenant ceased to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes.

An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the property to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing properties prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of our tenant to pay rent or the bankruptcy or insolvency of such tenant may adversely affect the income produced by the property. If the tenant was to experience a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the rental property that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

The Property is encumbered by provisions of the lease and other pre-existing conditions.

The Property will be subject to the lease and other agreements or conditions such as easements, declarations, and restrictive covenants entered into by prior owners, which run with the land and apply to the Property post acquisition and lease. These obligations apply to the owner, operator and tenant of the Property.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.

The financial distress, default or bankruptcy of our tenant may also lead to protracted and expensive processes for retaking control of the property than would otherwise be the case,

including, eviction or other legal proceedings related to or resulting from the tenant's default. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell the property; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of the property is adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.

The success of our business model will substantially depend on conditions in the residential rental property market in the Austin, Texas area. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.

Although we require our tenants to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss they may not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

The Company did not obtain any audited income statements with respect to the Property prior to this offering as there is no operating history. The Company will provide audited financial statements in the future in compliance with Crowd Funding ongoing reporting obligations.

Risks Related to the Securities

The Interests will not be freely tradable until one year from the initial purchase date. Although the Interest may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Interests. Because the Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Interests may also adversely affect the price that you might be able to obtain for the Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities

laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including

trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional secured, unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on any governing body or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Managers of the Company.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has only one (1) property, as described below.

Description of the Property

The Counselor was acquired on March 18, 2018 and the following material improvements have been made since that time:

> Interior and exterior paint in 2016 New Low Energy double pane windows installed in 2016 Replaced patio door in 2016 Added recessed lighting in living, hallway and entry in 2016 Added new ceiling fan and lights throughout home in 2016 New laminate wood floors on both floors in 2016 New Water heater in 2016 New Kitchen cabinets, granite countertops and backsplash in 2016 Complete bathroom remodel in 2.5 baths with glass shower in master in 2016, toilets, tile, cabinets and granite countertops New HVAC system (Carrier 14SEER 3ton) in Dec 2018 New stainless steel kitchen appliances Nest Thermostat

Property Manager - The Company self manages the property.

Property Revenue - Counselor will generate revenue from collected rent thru in place lease thru March 2020

Property Condition - Habitable and up to all applicable state, city and municipal code requirements.

Competition - Strong rental and sales market in Austin, Texas.

Financing - None, after current mortgage is paid off based on the use of proceeds from this offering. Please refer to the offering summary for more details.

Tenants

The current occupancy rate of the property is 100.0%. The average dollar amount of monthly rent revenue for Counselor for the past year is $22,200.00. Counselor is dependent on tenants as set forth in the table below:

Name or description of tenant	% of Counselor revenue	% of Company revenue
Occupied by an Individual Resident	$100.00%	$100.00%

Regulation

Counselor is subject to the following regulations: SEC and FINRA regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Counselor and the percentage owned:

Name	% owned
Philip Pesses	50.0%
Kelli Pesses	50.0%

The current property owner does not have clear title to the property due to the following encumbrances: Bank loan on property from Dovenmuehle mortgage.

Other Property Information

Business Plan

Continue to lease/rent 3707 Counselor Drive in Austin TX at or above comparable properties in area.

Managing Entity - The property is self-managed and is run as a manager managed multi-member limited liability company.

Litigation - There is no pending or threatened litigation related to the property, the Company, the owners, the directors or the managers of the Company.

Intellectual Property - The Company is dependent on the following intellectual property: Not applicable

Other

The Company conducts business in Travis County, Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and

maximum Amount are raised.

Use of Proceeds	Percent of Proceeds Raised @ Target	Funds Raised @ Target	Percent of Proceeds Raised @ Minimum	Funds Raised @ Minimum
Total Raise	100%	$330,000	100%	$295,000
Property Payoff	58.48%	$193,000	65.42%	$193,000
Make Ready	1.52%	$5,000	1.69%	$5,000
Issuer Cash Out	32.57%	$107,493	25.38%	$74,878
Closing	2.73%	$9,015	2.72%	$8,036
CF Commission	4.00%	$13,192	4.00%	$11,787
Attorney	0.70%	$2,300	0.78%	$2,300
Issuer Ownership	10.30%		20.04%	
Crowd Ownership	89.70%		79.96%	

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances:

Repairs and maintenance, Potential legal issues and costs to release the property.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name(s):

Philip Pesses – Manager since March 19, 2019
Kelli Pesses – Manager since March 19, 2019

The company has not elected officers and directors at this time. The Company shall be

managed by the aforementioned managers.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Philip Pesses: Marketing Manager at NXP where he has been employed since 2001 located at 6501 West William Canon Austin, Texas 78735

Kelli Pesses: Realtor for Austin Realty located at 4301 West William Cannon Austin, Texas 78749.

Education:

Philip Pesses: B.S. Electrical Engineering from University of Texas in Austin.

Kelli Pesses: Graduate of the University of North Texas in Denton, Texas.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

> The Company has not elected officers at this time. The Company shall be managed by the aforementioned managers.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: There are no outstanding securities as of the date of this offering.

The Company has the following debt outstanding: $193,000 associated to the outstanding mortgage balance on the investment property.

Following the Offering, the total amount of outstanding indebtedness of the Company will be if the Minimum Amount is raised and if the Maximum Amount is raised.

      Maximum: $0.00
      Minimum: $0.00

Ownership

The Company is currently owned 100% by Philip and Kelli Pesses.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Philip Pesses	50.0%
Kelli Pesses	50.0%

FINANCIAL INFORMATION

The Company has no financial history as of the date of this offering as the Company was formed on March 19, 2019

Operations

The Company has no operating history as of the date of this offering as the Company was formed on March 19, 2019. The Company intends to generate revenue from rental income. Our primary expenses are taxes, insurance, maintenance, property management and accounting expenses and have increased income over the year due to raising rent. The Company intends to maintain profitability in the next 12 months by keeping property occupied by renters.

Liquidity and Capital Resources

The offering proceeds will primarily be used to reduce owners' equity position and allow property and prior improvements to continue to provide cash flow and appreciation.
The Company has the following sources of capital in addition to the proceeds from the Offering:

      Current renter provided $1900 security deposit which will be moved to an escrow account of the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information, Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 200 of Membership Interests for up to $330,000.00. The Company is attempting to raise a minimum amount of $295,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 17, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $330,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which

reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,650.00.

The Offering is being made through EquityDoor, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees: Up to 4.00% of the amount raised.

Stock, Warrants and Other Compensation: Not applicable.

Transfer Agent and Registrar: The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

Voting and Control
The Securities have the following voting rights: Each Membership Interest will have equal vote at conclusion of project to either renew their shares into new 3-year extension or sell property and cash out.

Except as set forth above, the Company does have any voting agreements in place. Such is incorporated into the Company's operating agreement and shall be provided with the subscription packet for potential investors to review.

Anti-Dilution Rights
After the closing of the Offering, the Securities will not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does have the right to repurchase the Membership Interests upon the following conditions, if any crowd funded participant cashes out during the project than issuer or remaining crowd participants are allowed to repurchase the shares leaving pursuant to the terms and conditions of the Company Operating Agreement. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.
The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

Philip Pesses
(Name)

Manager
(Title)



(Signature)

Kelli Pesses
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Philip Pesses
(Name)

Manager
(Title)

2 MAy 2019
(Date)



(Signature)

Kelli Pesses
(Name)

Manager
(Title)

2 MAy 2019
(Date)